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                     SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington, D.C.   20549



                                 SCHEDULE  13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)


                            THE GORMAN-RUPP COMPANY
                            -----------------------
                                (Name of Issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)


                                  38 3082 10 4
                                  ------------
                                 (CUSIP Number)





Check (X) the following box if a fee is being paid with this statement.______



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CUSIP NO.  38 3082 10 4                                           SCHEDULE 13G

 1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                          JAMES C. GORMAN
                          SS#  ###-##-####

 2)      Check (X) the Appropriate Box if a Member of a Group         (A)
                                                                         -----
                                                                      (B)  X
                                                                         -----
 3)      SEC Use Only


 4)      Citizenship or Place or Organization

                         UNITED STATES (State of Ohio)


         Number of Shares                  5)   Sole Voting Power
         Beneficially Owned                        470,367
         by Each Reporting
         Person With                       6)   Shared Voting Power
                                                   237,503

                                           7)   Sole Dispositive Power
                                                   470,367

                                           8)   Shared Dispositive Power
                                                   237,503

 9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                          707,870

10)      Check Box (X) if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                                X
                                                                         -----
11)      Percent of Class Represented by Amount in Row 9
                          8.3 %

12)      Type of Reporting Person  (See Instructions)
                          IN


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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                 SCHEDULE  13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)


Item 1 (a)       Name of Issuer:
                          THE GORMAN-RUPP COMPANY

Item 1 (b)       Address of Issuer's Principal Executive Office:
                          305 BOWMAN STREET, MANSFIELD, OHIO  44903

Item 2 (a)       Name of Person Filing:
                          JAMES CARVELL GORMAN

Item 2 (b)       Address or Principal Business Office or, if none, Residence:
                          305 BOWMAN STREET, MANSFIELD, OHIO  44903

Item 2 (c)       Citizenship:
                          UNITED STATES (State of Ohio)

Item 2 (d)       Title of Class of Securities:
                          COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)       CUSIP Number:
                          38 3082 10 4

Item  3.         Status of Person Filing.
                          Not Applicable.

Item  4.         Ownership.
                 (a)  Amount Beneficially Owned:            707,870

                 (b)  Percent of Class:                     8.3 %

                 (c)  Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote    470,367
                       (ii) shared power to vote or to direct the vote  237,503
                      (iii) sole power to dispose or to direct the
                                 disposition of                         470,367
                       (iv) shared power to dispose or to direct the
                                 disposition of                         237,503




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Item  5.         Ownership of Five Percent or Less of a Class.
                          Not Applicable.

Item  6.         Ownership of More than Five Percent on Behalf of Another
                 Person.
                          Not Applicable   X
                                         -----
                          Response to this Item is contained on the separate sheet(s) attached hereto
                                                   -----

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                          Not Applicable.

Item  8.         Identification and Classification of Members of the Group.
                          Not Applicable.

Item  9.         Notice of Dissolution of Group.
                          Not Applicable.

Item 10.         Certification.

                          After reasonable inquiry and to the best of my
                 knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                 February 6, 1995
                 ----------------
                 Date

                 /s/ James C. Gorman
                 -------------------
                 Signature

                 James C. Gorman, Chairman & Chief Executive Officer
                 ---------------------------------------------------
                 Name/Title

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